EXHIBIT 12.1

Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
($000’s)

	Nine
	Months
	Ended
	9/30/2004	2003	2002	2001	2000	1999	1998
Earnings:
Income From Continuing Operations	$205,900	$225,803	$241,998	$327,367	$302,332	$269,772	$242,892
Income Taxes	117,574	102,473	155,710	213,535	194,200	141,592	138,589
Fixed Charges	168,291	235,407	219,178	211,958	202,804	194,070	201,184

Total Earnings	$491,765	$563,683	$616,886	$752,860	$699,336	$605,434	$582,665

Fixed Charges:
Interest Expense	$144,645	$204,339	$187,039	$175,822	$166,447	$157,142	$163,975
Estimated Interest Portion of Annual Rents	23,646	31,068	32,139	36,136	36,357	36,928	37,209

Total Fixed Charges	$168,291	$235,407	$219,178	$211,958	$202,804	$194,070	$201,184

Ratio of Earnings to Fixed Charges (rounded down)	2.92	2.39	2.81	3.55	3.44	3.11	2.89